UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number  001-10924

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust

Six Desta Drive - Suite 6500

Midland, Texas  79705

B.               Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.

Six Desta Drive - Suite 6500

Midland, Texas  79705

CLAYTON WILLIAMS ENERGY, INC.
401(K) PLAN AND TRUST

Table of Contents

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2005

Notes to Financial Statements

Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Clayton Williams Energy, Inc.
    401(k) Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion over the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i, schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

Dallas, Texas
June 2, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Clayton Williams Energy, Inc.
    401(k) Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas,Texas
July 7, 2005

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair value:
Common and commingled trust funds	$10,118,208	$9,186,916
CWEI common stock	3,735,252	1,979,105
Participant loans	59,664	94,897
	13,913,124	11,260,918
Contributions receivable:
Company	34,786	39,715
	34,786	39,715
Total assets	13,947,910	11,300,633

Liabilities	—	—

Net assets available for benefits	$13,947,910	11,300,633

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair market value of investments (Note 3)	$1,848,154
Interest and dividend income	404,753
2,252,907

Contributions:
Participant contributions	840,381
Company contributions	373,955
1,214,336
Total additions	3,467,243

Deductions from net assets attributed to:
Benefits paid to participants	819,652
Administrative fees	314
Total deductions	819,966

Net increase	2,647,277

Net assets available for benefits at:
Beginning of year	11,300,633

End of year	$13,947,910

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Plan Description

The following description of the Clayton Williams Energy, Inc. (the ”Company”) 401(k) Plan & Trust (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

                                    General

The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the ”Company” or “CWEI”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan. Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was amended effective January 1, 2001 to provide that a participant shall be fully vested in his or her salary deferral contribution account, after-tax contribution account, matching employer contribution account, discretionary employer contribution account, and rollover contribution account. The Plan was amended effective August 2, 2004 to include the terms and conditions of the Scudder Trust Company prototype 401(k) plan document as supplemented and modified.

                                    Plan Administration

The Plan is administered by the Company. ADP Retirement Service, Inc. is the Plan’s record keeper. Scudder Trust Company holds substantially all the Plan’s assets and is the Trustee.

                                    Contributions

The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC. Subject to these limitations, participants may contribute to the Plan up to 100% of pretax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions. The Company makes matching contributions equal to 100% of participants’ contributions, limited to 4% of compensation. The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation.

                                    Vesting

Participants are fully vested in their contributions and the earnings thereon. The Plan has been established as a safe-harbor plan, therefore, participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

   Benefits

Upon termination of service due to death, disability, or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts. Any undistributed amounts will be distributed when participants reach 70½ years of age. Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined in the Plan document.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

   Participant Accounts

Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocations of investment income and forfeitures are based on participant account balances.

   Investment Options

As directed by participants, the Plan purchases units of participation in sixteen distinct investment portfolios sponsored and administered by Scudder Investments, the Plan Trustee (Plan Trustee). In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock. Under the Plan, participants are allowed to transfer funds between any investment option including the Company stock fund.

Participant Loans

The Plan does not allow for participant loans. The participant loans at December 31, 2005 and 2004 are the remaining balances of loans brought over from another Plan merged in a prior year.

Administrative Expenses

At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. During 2005, the Company paid administrative expenses totaling $42,500.

(2)                     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Benefit Payments

Benefit payments are recognized when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits. At December 31, 2005, there were no amounts allocated to withdrawing participants.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date, are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Reinvested income is reflected as additions to the cost basis of investments.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

(3)                     Investments

The following presents investments (all party-in-interest, note 4) that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004
Scudder Investments:
Scudder Flag Inv Bal Builder-A	$1,141,431	$1,100,158
Baron Growth Fund	754,562	—
Growth Fund of America-R3	1,900,635	1,738,935
Scudder Large Cap Value-A	2,364,805	2,416,625
Templeton Foreign-A	1,239,102	1,224,206
Clayton Williams Energy Inc. Common Stock
(90,322 and 86,434 shares, respectively)	3,735,252	1,979,105

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net appreciation as follows:

Common and commingled trust funds	$196,175
CWEI common stock	1,651,979
$1,848,154

(4)                     Party-in-Interest Transactions

All of the Plan’s assets are invested either in portfolios sponsored and administered by Scudder Investments at December 31, 2005 and 2004, or in common stock of CWEI. Since Scudder Investments is the Plan Trustee, and since CWEI is the Plan Administrator, the transactions qualify as party-in-interest transactions.

(5)                     Tax Status

Scudder Trust Company obtained a favorable determination letter from the Internal Revenue Service on September 11, 2001, stating that the prototype plan, which was adopted by the Plan in 2004, is a qualified plan under the Internal Revenue Code. Management has not received a determination letter specifically for

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

the Plan but believes the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

(6)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.

SUPPLEMENTAL SCHEDULE

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

EIN 75-2396863

Identity of Issuer	Description of Investment	Current Value
*Scudder Distributors, Inc.	Scudder Stable Value — A	$606,651
*American Funds Distributors, Inc.	American High-Income Trust-R3	35,120
*Scudder Distributors, Inc.	Scudder Fixed Income Fund-A	500,760
*Scudder Distributors, Inc.	Scudder Flag Inv Bal Builder-A	1,141,431
*Scudder Distributors, Inc.	Scudder Pathway Conservative-A	41,485
*Scudder Distributors, Inc.	Scudder Pathway Growth-A	179,100
*Scudder Distributors, Inc.	Scudder Pathway Moderate-A	296,628
*Baron Capital, Inc.	Baron Growth Fund	754,562
*American funds Distributors, Inc.	Growth Fund of America-R3	1,900,635
*Allianz Global Investors Distributors, Inc.	Allianz NFJ Small Cap Value-R	91,754
*Scudder Distributors, Inc.	Scudder Large Cap Value-A	2,364,805
*Scudder Distributors, Inc.	Scudder Mid Cap Growth-A	569,021
*Scudder Distributors, Inc.	Scudder RREEF Real Est Secur-A	117,706
*Scudder Distributors, Inc.	Scudder S&P 500 Index-S	207,161
*T. Rowe Price Investment Service, Inc.	T. Rowe Price Mid Cap Value-R	72,287
*Franklin Templeton Investments	Templeton Foreign-A	1,239,102
*Clayton Williams Energy Inc.	Company Stock	3,735,252
*Clayton Williams Energy Inc. 401(k) Plan	Plan Loan Fund (Interest rates ranging from 5 to 10.5%)	59,664
Total Investments		$13,913,124

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2005.

See accompanying report of independent registered public accounting firm.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clayton Williams Energy, Inc.
401(k) Plan & Trust
(Name of Plan)

	By:	Clayton Williams Energy, Inc.
Plan Administrator

Date: June 29, 2006	By:	/s/ L. Paul Latham
L. Paul Latham
Executive Vice President and
Chief Operating Officer

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm (Hein & Associates LLP)

23.2	Consent of Independent Registered Public Accounting Firm (KPMG LLP)